Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 19 DATED MAY 18, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan Repayment – SBD INVESTMENT 10 LLC

On June 4, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,500,000, (the “SBD 10 Senior Loan”). The Borrower, SBD INVESTMENT 10, LLC, a California limited liability company (“SBD 10”), used the loan proceeds to acquire approximately 26,000 square feet of land located at 444 W 5th St, San Pedro, CA 90731 (the “SBD 10 Property”). Details of the acquisition can be found here.

 SBD 10 successfully executed on the business plan to entitle and obtain construction permits for a 99-unit apartment complex. On May 12, 2021, SBD 10 paid off the SBD 10 Senior Loan for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.5%. SBD 10 repaid the SBD 10 Senior Loan by refinancing with a construction loan.